Exhibit 21

Subsidiaries of Dominion Midstream Partners, LP

As of February 15, 2015

Name	Jurisdiction of Incorporation	Name Under Which Business is Conducted
Cove Point GP Holding Company, LLC	Delaware	Cove Point GP Holding Company, LLC
Dominion Cove Point LNG, LP	Delaware	Dominion Cove Point LNG, LP